FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Ronning, Joel A. (Last) (First) (Middle) 9625 West 76th Street (Street) Eden Prairie, MN 55344 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Digital River, Inc. DRIV 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 11/22/02 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Call Option (Right to Buy)	$7.50	11/21/02		G (1)	V		920	Immed.	12/20/02	Common Stock	92,000
Call Option (Right to Buy	$7.50	11/21/02		G (2)	V	920		Immed.	12/20/02	Common Stock	92,000
Call Option (Right to Buy)	$7.50	11/22/02		S (3)			150	Immed.	12/20/02	Common Stock	15,000	$590.00
Call Option (Right to Buy)	$7.50	11/22/02		S (3)			385	Immed.	12/20/02	Common Stock	38,500	$600.00
Call Option (Right to Buy)	$7.50	11/22/02		S (3)			200	Immed.	12/20/02	Common Stock	20,000	$580.00
Call Option (Right to Buy)	$7.50	11/22/02		S (3)			185	Immed.	12/20/02	Common Stock	18,500	$610.00	0

 Explanation of Responses:

 (1) Gift under the Uniform Gift to Minors Act of 460 call options each to Sophia Paige Ronning UTMA MN and Grace Madeline Ronning UTMA MN for which the reporting person is custodian.

 (2) Acquisition by gift under the Uniform Gift to Minors Act by Sophia Paige Ronning UTMA MN and Grace Madeline Ronning UTMA MN for which the reporting person is custodian.

 (3) The secutities were sold for the accounts of the reporting person's minor daughters who share the reporting person's household.

/s/ Tony Verbeten ** Signature of Reporting Person	11/22/02 Date

Tony Verbeten, Attorney-in-fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002